PRESS RELEASE October 15, 2026
Ericsson announces simplification of
Group structure and changes to the
Executive Team
•Group structure to be simplified to better serve customers, leverage R&D capabilities and drive efficiencies
•Market Areas North East Asia and South East Asia, Oceania and India to be
combined and form Market Area Asia-Pacific (APAC)
•Patrick Johansson appointed Head of Market Area APAC and continues as a member of the Executive Team
•Business Area Enterprise Wireless Solutions’ (BEWS) portfolio to be moved to the parts of Ericsson best positioned to scale each activity, capture synergies and to better leverage R&D capabilities
•Åsa Tamsons, Chafic Nassif and Andres Vicente to support the formation of the new
Group structure and to transition from their current positions on the Executive Team on December 31, 2026
Ericsson (NASDAQ: ERIC) today announces changes to its operating structure and
Executive Team. The changes are intended to create a structure where R&D capabilities are increasingly leveraged, with strengthened focus on customer needs and cost efficiencies.
A new Market Area Asia-Pacific (APAC) will be established from January 1, 2027, combining the current Market Areas North East Asia and South East Asia, Oceania and India. Bringing
these markets together will enable Ericsson to operate more effectively across the region while maintaining a strong focus at country and customer level.
Market Area APAC will be headed by Patrick Johansson, currently Head of Market Area
Europe, Middle East and Africa (EMEA). A recruitment process to appoint a new Head of
Market Area EMEA will be initiated.
Per Narvinger, President and CEO of Ericsson, says: “With the changes announced, the
Executive team will be leaner and more balanced in terms of responsibilities, which will enable greater customer focus and the ability to act fast in a dynamic environment. The creation of the APAC market area will also enable us to operate more effectively whilst staying close to customers at country level. Asia-Pacific is home to many important

PRESS RELEASE October 15, 2026
customers, and this change will help us strengthen our focus and execution in order to serve our customers even better. I am pleased that Patrick Johansson who has extensive experience from working in the APAC region, has accepted to head the new market area, building on the strong contribution in developing customer relationships and growth for both us and our customers in Market Area EMEA.”
Chafic Nassif, currently Head of Market Area North East Asia and Andres Vicente, Head of
Market Area South East Asia, Oceania and India, will support the formation of the new unit and hand over responsibilities on December 31, 2026.
Per Narvinger comments: “Chafic has been with Ericsson for more than sixteen years and has contributed greatly to the Company in the different roles he has had across Europe, Latin
America and Asia. I especially want to thank him for his time on the Executive Team where he has played an important role for our business in North East Asia,” and continues:
“Andres has a deep understanding of commercial aspects of our industry where he has drawn on his extensive experience from working in Europe and Asia. He has been important in the development of our position in the market area. I would like to extend my gratitude for his efforts.”
Ericsson is today also announcing changes related to Business Area Enterprise Wireless
Solutions (BEWS).
Indoor and Enterprise solutions that offer a seamless experience for users are expected to become even more important as high-performance mobile networks enable new use cases such as AI agents and differentiated connectivity. To better create R&D synergies and to create the scale needed to drive product innovation, the current portfolio of BEWS will be moved to other parts of Ericsson. Each of the units will, however, continue to operate with full focus on growing the business with new and existing customers and partners.
The new structure will see Neutral Host solutions and Ericsson Private 5G move into
Business Area Networks which will consolidate areas working with indoor technology.
Wireless WAN solutions will remain a standalone business and will be reporting to Yossi
Cohen, Head of Market Area Americas. This will enable closer collaboration with key customers and strengthen the ability to execute on the growth strategy.
Åsa Tamsons, Head of Business Area Enterprise Wireless Solutions, will support the integration of BEWS’ current portfolio and then transition from her position on December 31,
2026.
Per Narvinger says: “We are strengthening our focus on seamless connectivity and want to make sure that we can offer a rich portfolio that leverages the full R&D competence in the company and meets both CSP and Enterprise demand. Åsa has been instrumental in

PRESS RELEASE October 15, 2026
creating new channels to Enterprises for our portfolio, which now enables us to take the next step in developing our indoor and Enterprise business. She has also been an important change leader in the company, serving on the Executive Team and successfully leading multiple businesses since 2018. I am grateful for her many contributions.”
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